Filed by Huntington Bancshares Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  TCF Financial Corporation
Commission File No.:  001-39009
Date:  December 16, 2020

The following is a transcript of an interview on CNBC that has been reproduced on Huntington Bancshares Incorporated’s internal website.

CNBC Closing Bell

Huntington Bancshares CEO discusses $22B all-stock deal with TCF Financial

By Wilfred Frost and Sara Eisen

12/14/2020

Wilfred Frost: Consolidation among regional banks isn’t slowing down. Huntington announcing it will merge with TCF Financial in an all-stock deal valued at $22 billion. The combined company will have $168 billion in assets and operate under the Huntington name. It comes on the heels of Spain’s BBVA and joining us, Huntington Bank’s CEO Stephen Steinour. Thank you for joining us, congrats on the deal.

Stephen Steinour: Thank you, it is a great deal for both sets of shareholders.

Wilfred Frost: I wanted to ask you how long you have been working on a deal like this, and this deal in particular, and the extent to which the sort of depressed prices of the pandemic allowed it to happen?

Stephen Steinour: Well I’ve known the Chairman of TCF for over two decades. We do a lot in the community and regularly interact. This deal started around October, but I would say there’s a relationship that’s been building over many many years. We know each other’s families. There is a closeness here, it’s very very unusual, so there is a high degree of trust and confidence. And that allowed us to start and move rapidly through because we created a win/win.

Wilfred Frost: The word scale appeared in your press release. Synergies will come and cost savings and the ability to pool resources and spend on things like tech. When Truist was formed, it was very clear that was the very primary reason for the deal. Is it as clear a reason for you?

Stephen Steinour: Well, this made sense from sort of an industrial logic. Just on the synergies, there is a lot of expense opportunity, and I think even more revenue opportunity over time because we both have growing franchises. But the ability to additionally invest in technology, particularly digital, and innovation is very significant. Again, the economics of the deal are compelling. So that’s, if you will, the icing on the cake for this.

Sara Eisen: Analysts really like the Midwest exposure that you are going to have. Obviously, you already have that, being from Ohio, Stephen. Is this a recovery play in any way? Does the timing have anything to do with the fact we are just getting the vaccine literally rolling out to Americans today and the outlook should improve for the economy and for the banking industry?

Stephen Steinour: Those vaccines are coming out of Michigan, and there is clearly an outlook of improved economy that we have and I know Gary Torgow, the Chairman of TCF, shares. So this is a bit of a recovery play, but it makes sense at any sort of stage in the economy. We just happen to believe that Michigan and Ohio have recovered significantly, half the manufacturing jobs recovered so far in the cycle are in the Midwest. And so we’ve got 5.6 and 5.7% unemployment. It is only going to get better from here. Putting the two together now makes a lot of sense to get the benefit of the longer term recovery that looks like it’s at hand.

Wilfred Frost: Steve your shares are down 3 or 4% as we speak. That’s not out of the ordinary on a day you announce a big deal, it is a one-day move. That said, this is an all-stock deal. Are you nervous that someone will, now that the cat is out of the bag, see that you are buying TCF and try to top your bid with a cash offer or a slight premium to what you are offering?

Stephen Steinour: Not at all. Again, the combination here is incredibly synergistic and very uniquely structured, and we have again very long relationships with the management team. I don’t worry about that at all.

Sara Eisen: Stephen, just a general question on how your business is doing right now. Because the big Wall Street banks are getting the benefit of stock trading desks and IPOs and mergers and acquisitions, what is it like with you right now, with loans and what you are seeing in the business?

Stephen Steinour: Well through our third quarter earnings announcement we were ahead of year over year on revenue and pretax pre-position at revenue. So despite the pandemic and the recession, we are having a pretty good year. And we expect that to continue, particularly as the economy strengthens. And as we came into the quarter, we talked about improving loan portfolios in terms of credit quality, loan pipelines in terms of business. And that still remains the case. It’s a -- we are in a good geography for this recovery, and it’s working to our advantage.

Wilfred Frost: What, Steve, long term is the ideal scale you would like the reach? Clearly, this is increasing your scale, you know, to that of a sort of Keycorp, but the analysts notes on Keycorp over the last year questioned whether they need more scale given what’s gone on with companies a bit bigger than them. Obviously an all-stock deal, you are not using the cash. Is there score for more in the year or two ahead?

Stephen Steinour: Well, this deal will make us one of – if not, the most – efficient regional bank in the country. So, you know, you can measure scale in a lot of ways. We have a lot of scale in Ohio, Michigan, increasingly in Chicago. And we have these exciting new markets that we are going into, a number three deposit share in Minneapolis and in Denver. So our entire footprint is tied now into the extension of these new markets, which are great opportunities. If you can choose the markets throughout the U.S. you might like to go into, most people would choose Minneapolis or Denver because of how dynamic those economies are. It works very well for us on both levels.

Sara Eisen: Stephen thank you for joining us to talk about the deal today. We appreciate it.

Stephen Steinour: Real pleasure. Thank you. Happy Holidays.

Sara Eisen: Happy Holidays to you.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington and TCF, the expected timing of completion of the transaction, and other statements that are not historical facts.  Such statements are subject to numerous assumptions, risks, and uncertainties.  Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements.  Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations.  The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements:  changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and TCF; the outcome of any legal proceedings that may be instituted against Huntington or TCF; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and TCF do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and TCF successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and TCF.  Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in TCF’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the SEC and available on TCF’s investor relations website, ir.tcfbank.com, under the heading “Financial Information” and in other documents TCF files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time.  Neither Huntington nor TCF assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and TCF and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction.  The proposed transaction involving Huntington and TCF will be submitted to TCF’s shareholders and Huntington’s shareholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF HUNTINGTON AND SHAREHOLDERS OF TCF ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and TCF, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to TCF Investor Relations, TCF Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, Michigan 48226, (866) 258-1807.

PARTICIPANTS IN THE SOLICITATION

Huntington, TCF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Huntington and TCF in connection with the proposed transaction under the rules of the SEC.  Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2020, and other documents filed by Huntington with the SEC.  Information regarding TCF’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2020, and other documents filed by TCF with the SEC.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.